  Exhibit 99.1

Michael Doolin Appointed as Prophecy Chief Operating Officer and Interim Chief Executive Officer

Vancouver, British Columbia, March 7, 2019 – Prophecy Development Corp. (“Prophecy” or the “Company”) (TSX:PCY, OTCQX:PRPCF, Frankfurt:1P2N) is pleased to announce the appointment of Michael Doolin as the Company’s Chief Operating Officer and interim Chief Executive Officer, effective April 1, 2019. In this role, Mr. Doolin will manage Prophecy’s worldwide operations while collaborating with Prophecy’s executive chairman John Lee on investor marketing, fundraising and the Company’s overall strategic direction.

Mr. Doolin is a mining professional with over 30 years of operational and management experience in Nevada with an emphasis on planning and budgeting.

Prior to joining Prophecy, Mr. Doolin was Chief Operating Officer at Klondex Mines Ltd. (“Klondex”) a mid-tier precious metals mining company prior to its takeover by Hecla Mining Company in July 2018. From 2012 to 2018, Mr. Doolin managed the development of Klondex’s Fire Creek, Hollister and Midas, gold and silver mines located in Nevada from permitting to construction to commissioning stages and then further expansion.

At Klondex, Mr. Doolin’s team obtained an Environmental Assessment for the Fire Creek Mine in nine months from the Battle Mountain BLM office who are overseeing Prophecy’s current Gibellini permitting, which is Prophecy’s top priority.

Mr. Doolin comments, “I am very pleased to join the Prophecy team and to work with everyone to bring Gibellini through permitting and into production as the first US primary vanadium mine. I am also looking forward to working on Prophecy’s other advanced mining projects in Mongolia and Bolivia as we develop those projects to their full potential.”

Prior to Klondex, Mr. Doolin worked in operations with Great Basin Gold, McClelland Laboratories, Eagle Pilcher Minerals, GD Resources, Marigold Mining, Corona Gold, and Round Mountain Gold, all situated in Nevada. Mr. Doolin earned his Bachelor of Science degree in Metallurgical Engineering and Chemistry from Montana College of Mineral Science and Technology.

The Company also announces the resignation of Louis Dionne from the Board of Directors. The Company thanks Mr. Dionne for his service and wishes him the best in his future endeavours.

All $ are in USD

About Prophecy

Prophecy is developing the Gibellini project – the only large-scale, open-pit, heap-leach vanadium project of its kind in North America. Located in Nevada, Gibellini is currently undergoing EPCM and permit development. Further information on Prophecy can be found at www.prophecydev.com.

PROPHECY DEVELOPMENT CORP.

ON BEHALF OF THE BOARD

“John Lee”

Chairman

For more information about Prophecy, please contact Investor Relations:

+1.888.513.6286

ir@prophecydev.com

www.prophecydev.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this news release, including statements which may contain words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, or similar expressions, and statements related to matters which are not historical facts, are forward-looking information within the meaning of applicable securities laws. Such forward-looking statements, which reflect management’s expectations regarding Prophecy’s future growth, results of operations, performance, business prospects and opportunities, are based on certain factors and assumptions and involve known and unknown risks and uncertainties which may cause the actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements.

These factors should be considered carefully, and readers should not place undue reliance on the Prophecy’s forward-looking statements. Prophecy believes that the expectations reflected in the forward-looking statements contained in this news release and the documents incorporated by reference herein are reasonable, but no assurance can be given that these expectations will prove to be correct. In addition, although Prophecy has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Prophecy undertakes no obligation to release publicly any future revisions to forward-looking statements to reflect events or circumstances after the date of this news or to reflect the occurrence of unanticipated events, except as expressly required by law.